Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel: (973) 948-1774
Fax: (973) 948-0282
E-mail: dale.thatcher@selective.com

May 1, 2015

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:    Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2015
File No. 1-33067

Dear Mr. Rosenberg:

Thank you for your letter of Thursday, April 23, 2015. Our responses follow your comments, which are set forth in bold type. The capitalized terms used but not defined in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies
(e) Fair Value of Financial Instruments, page 90

1.
Refer to your disclosure of fixed income securities herein and in Notes 5 and 7. It is unclear to us why further disaggregation of your fixed income securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of “major security types” and “classes” of securities that you present. In this regard, tell us your basis for the disaggregation of fixed income securities in the table on page 75 under “Credit Risk.”

SELECTIVE RESPONSE:

The identification of the “major security types” and “classes” for disclosure mirrors our process of establishing the Company’s investment policy. The investment policy is reviewed and approved by the Finance Committee of the SIGI Board of Directors and the Management Investment Committee.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 1, 2015

In constructing the Company’s portfolio, the Finance Committee has approved primary parameters that focus on the following: asset allocation, asset quality, duration, liquidity, maturities, and taxation. In determining the proper asset allocations and related percentage investment ranges, emphasis is placed on the economic characteristics of the various types of investment securities available to us in the marketplace. The major security types disclosed in Notes 5 and 7 mirror those that are established and outlined within our investment policy. The only exception to this practice is the disclosure of “foreign governments.” These securities are required to be separately disclosed pursuant to the Financial Services industry specific guidance in ASC 942-320-50-2.

Within the Company’s asset allocation policy ranges by major security type, the company also establishes maximum thresholds, which focus on credit quality and geographic concentrations as well as issuer concentrations. These secondary thresholds provide a basis for our expanded discussion and analysis of credit risk within Item 7A. “Quantitative and Qualitative Disclosures About Market Risk.” As is illustrated on page 75 through 78, the subcategories within each major security type currently do not show any material deviation from that of the overall credit quality of the major security type itself. Furthermore, no sector or geographic concentrations of concern are identified within the discussion or tables on pages 75 through 78. We believe that informing the investor at the same level of aggregation as we inform our managers and the Board provides the most significant insight into our operations. In addition, since no additional material insight was obtained at a lower level of detail, we did not believe expanding the major security types within the notes to the financial statements was warranted and would only create redundancy and potential confusion.

2.
Refer to your discussion of valuation techniques used to fair value your fixed income securities on page 91. Please provide us, for each “class” (see comment 1 above) of Level 2 and Level 3 fixed income securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

SELECTIVE RESPONSE:

Pursuant to ASC 820-10-50-2bbb, we should have clearly indicated that the paragraph contained on page 91 is applicable to all of our seven major security types related to fixed income securities valued with Level 2 inputs. For your convenience, we are providing that paragraph below updated to reflect its applicability. For purposes of clarity, we have briefly expanded our discussion to reflect the more significant pricing model inputs. Additional language from that which was originally included on page 91 is italicized. In future Form 10-K filings, we will include this disclosure:

For our U.S. government and government agencies, foreign government obligations, obligations of states and political subdivisions, corporate securities, and structured securities, which include ABS, CMBS, and RMBS whose fair value measurement is based on Level 2 inputs, we utilize a market approach, using primarily matrix pricing models prepared by external pricing services. Matrix pricing models use mathematical techniques to value debt securities by relying on the securities relationship to other benchmark quoted securities, and not relying exclusively on quoted prices for specific securities, as the specific securities are not always frequently traded. Management, with the assistance of our pricing service evaluates each asset class based on relevant market information, relevant credit information, perceived market movements, and sector news. The market inputs utilized in the pricing evaluation, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 1, 2015

As a matter of policy, we consistently use one pricing service as our primary source and secondary pricing services if prices are not available from the primary pricing service. In conjunction with our external investment portfolio managers, fixed income securities portfolio pricing is reviewed for reasonableness in the following ways: (i) comparing our pricing to other third-party pricing services as well as benchmark indexed pricing; (ii) comparing positions traded directly by the external investment portfolio managers to prices received from the third-party pricing services; (iii) comparing market value fluctuations between months for reasonableness; and (iv) reviewing stale prices. If further analysis is needed, a challenge is sent to the pricing service for review and confirmation of the price.

In our opinion, to disclose a lower level of granularity with regard to each major security type would introduce investment concepts that are unfamiliar to the average reader.

Regarding Level 3 fixed income securities, we currently do not hold any within our portfolio. However, if we were unable to obtain Level 1 or Level 2 pricing, we would typically use non-binding broker quotes provided by our service provider. These are prices from various broker/dealers that use bid or ask prices, or benchmarks to indices, in measuring the fair value of a security. Typically, brokers do not disclose to us the quantitative unobservable inputs associated with their non-binding quotes and therefore, we would review these quotes for reasonableness, but would either not be able to, or be limited in, disclosing the techniques and inputs used in developing the fair value as discussed in ASC 820-10-50-2bbb. If we were unable to obtain non-binding broker quotes, we would be required to produce an estimate of fair value using some of the same methodologies as our pricing service, but we would have to make assumptions for any market-based inputs that were unavailable due to market conditions.

(j) Deferred Policy Acquisition Costs, page 92

3.
You disclose that premium deficiency testing is required to be performed at the level an entity acquires, service and measures the profitability of its insurance contracts. In your December 15, 2009 response to comment 2 you indicated that none of the roles in your servicing contracts were delineated by lines of business. Given the historical combined ratios of your workers compensation line of business being greater than 100% as disclosed on page 55, that your workers compensation claims handling is centralized in Charlotte, North Carolina and the existence of your workers compensation strategic case management unit as disclosed on page 13, please explain to us how your workers compensation contract servicing is not different from other lines in your Standard Commercial Lines segment.

SELECTIVE RESPONSE:

Despite the fact that some of our claims handling roles have been strategically positioned to handle only workers compensation claims, we continue to analyze premium deficiency testing in a manner that is directly correlated with the way our chief operating decision makers measure the profitability of our insurance operations: Standard Commercial Lines, Standard Personal Lines, and Excess and Surplus Lines. As disclosed in our notes to the financial statements, we give consideration to the process of acquiring, servicing, and measuring the profitability of our insurance contracts; but as a matrix organization we applied more weight to the way we acquire business and measure profitability on a GAAP reporting basis.

To that end, we believe it is important to recognize that we market our standard business on a full account basis and rarely write an individual line of business for a particular customer. The average commercial lines customer has three separate policies from us, one of which may be workers compensation. In addition, our Agency Management Specialists continue to be a central focus of our field model, with responsibility for managing the growth and profitability of their territories and underwriting new Standard Lines Commercial accounts as opposed to individual lines of business.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 1, 2015

As we cited in our letter on December 15, 2009, we do price accounts on a granular level, but this is largely a function of regulatory requirements and the competitive landscape within which we operate. Pricing and measuring profitability at a more granular level allows us to fulfill our statutory regulatory reporting requirements.

Note 19. Litigation, page 136

4.
You disclose that from time to time you are involved in legal actions (such as putative class actions and other individual actions in which extra-contractual damages, punitive damages, or penalties are sought) that could have a material adverse effect on your consolidated results of operations or cash flows for a particular quarterly or annual period. It is unclear from this disclosure whether any such legal actions currently exist under which it is at least reasonably possible that a loss has been incurred. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether any such legal actions are underway. To the extent there are, please disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please see ASC 450-20-50-1 through 50-4.

SELECTIVE RESPONSE:

We do not believe that the Company was involved in any legal action that could have a material adverse effect on our consolidated results of operations or cash flows as of December 31, 2014. In future Form 10-Q and Form 10-K filings, we will include a statement as to whether we are currently involved in any such legal actions.

Definitive Proxy Statement of Schedule 14A
Employment Agreements and Potential Payments Upon Termination or Change in Control, page 51

5.
We note your disclosure that you have entered into an employment agreement with your Executive Vice President & Chief Actuary, Mr. Zaleski, but this agreement has not been filed as an exhibit to your annual report nor has it been incorporated by reference from another filing. Please file this agreement as an exhibit to your next quarterly report on Form 10-Q and incorporate it by reference to your 2016 annual report.

SELECTIVE RESPONSE:

The Employment Agreement between Selective Insurance Company of America and Ronald J. Zaleski, dated as of December 23, 2008, was filed as Exhibit 10.23i of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. In response to your comment, we listed this agreement in the Exhibit List to the Company’s Form 10-Q filed on April 30, 2015, and we will include it on the Exhibit List to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 1, 2015

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.